Fennec Pharmaceuticals Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, NC 27709

December 13, 2023

Via EDGAR Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington D. C. 20549

Re:	Acceleration of Effective Date
Fennec Pharmaceuticals Inc.
Registration Statement on Form S-3
File No. 333-275452

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on December 15, 2023, or as soon thereafter as is practicable.

Very truly yours,

FENNEC PHARMACEUTICALS INC.

By:	/s/ Rostislav Raykov
Rostislav Raykov
Chief Executive Officer